ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2021

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

INFORMATION CIRCULAR

DATED MAY 19, 2021

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group

North America Toll-Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES TODAY.

14th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365  Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of Northern Dynasty Minerals Ltd. (the "Company") will be held at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on June 30, 2021 at 10:00 a.m., local time, for the following purposes:

1. to receive the Consolidated Annual Financial Statements for the years ended December 31, 2020 and 2019, the related report of Independent Registered Accounting Firm and the related Management Discussion and Analysis, see section entitled Financial Statements in the Information Circular (defined below);

2. to elect directors of the Company for the ensuing year, see section entitled Election of Directors in the Information Circular;

3. to appoint the auditor for the ensuing year, see section entitled Appointment of Auditor in the Information Circular;

4. to consider, and if thought advisable, to approve (i) an amendment to the Company's Share Option Plan (the "Option Plan") to reduce the number of available shares to 8% of the outstanding shares of the Company, and (ii) the continuation of the Company's share option plan for a three year period as described in the accompanying Information Circular, see sections entitled Securities Authorized for Issuance under Equity Compensation Plans and Particulars of Matters to be Acted Upon;

5. to consider, and if thought advisable, to approve an ordinary resolution to ratify and approve (i) an amendment to the 2018 Non-Employee Director Deferred Share Unit Plan (the "DSU Plan") to reduce the available DSUs to 1% of the outstanding shares of the Company, and (ii) the continuation of the DSU Plan, as amended for a three year period, as described in the accompanying Information Circular, see sections entitled Securities Authorized for Issuance under Equity Compensation Plans and Particulars of Matters to be Acted Upon; and

6. to consider, and if thought advisable, to approve an ordinary resolution to ratify and approve (i) an amendment to the 2018 Restricted Share Unit Plan (the "RSU Plan") to reduce the available RSUs to 1.0% of the outstanding shares of the Company, and (ii) the continuation of the RSU Plan, as amended, for a three year period, as described in the accompanying Information Circular, see sections entitled Securities Authorized for Issuance under Equity Compensation Plans and Particulars of Matters to be Acted Upon.

An information circular (the "Information Circular") accompanies this Notice of Annual General Meeting (the "Notice").  The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof.  Copies of the Audited Consolidated Financial Statements for the year ended December 31, 2020, including the report of Independent Registered Accounting Firm and related Management Discussion and Analysis (the "annual financials") will be made available at the Meeting and, along with the Company's Annual Information Form, are available under the Company's SEDAR profile at www.sedar.com.

Notice-and-Access

Northern Dynasty Minerals Ltd. has elected to use the notice-and-access model as such provisions are determined  pursuant to National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (together "Notice-and-Access Provisions"), for delivery of proxy materials relating to this Meeting. Accordingly, this Notice of Meeting and the Information Circular will not be mailed to all Shareholders. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Information Circular and any additional annual meeting materials (together, the "Proxy Materials") online. Under Notice-and-Access Provisions, instead of receiving paper copies of this Notice and the Information Circular, Registered Shareholders of the Company will receive the form of Notice and Access Notification (the "Notification") and the form of proxy (the "Proxy") relevant for the Meeting.  In the case of the Company's beneficial (non-registered) Shareholders, they will receive the Notification and a voting instruction form (the "VIF").  The Proxy/VIF enables Shareholders to vote by proxy.  Before voting, shareholders are reminded to review the Information Circular online by logging onto the website access page via the URL address provided and by following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the annual financials are posted on the Company's website at https://www.northerndynastyminerals.com/investors/agm/.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them, at no cost by:  contacting the Company at 1040 West Georgia Street, Suite 1400, Vancouver, British Columbia V6E 4H1; by telephone: 778-373-4533; by toll-free telephone: 1-877-441-4533 or by fax: 778-373-4534.  A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 10:00 a.m. (PDT) on Monday, June 28, 2021 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular, should ensure such request is received by the Company no later than Wednesday, June 16, 2021.  Under Notice-and-Access, Proxy Materials must be available for viewing from the date of posting and for 1 year following the Meeting.  Shareholders may request a paper copy of the Information Circular from the Company at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access Provisions.  Stratification occurs when a reporting issuer using Notice-and-Access Provisions also provides a paper copy of its management information circular to some of its shareholders with the notice package.  All Shareholders will receive only the notice package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Information Circular. All Proxy Materials, which have the information a Shareholder requires to vote in respect of all resolutions to be voted on at the Meeting, will be posted online. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless a Shareholder specifically requests one.

The Information Circular contains details of matters to be considered and voted on at the Meeting.  Please review the Information Circular before voting.

NOTE OF CAUTION Concerning COVID-19

At the date of this Notice and the accompanying Information Circular it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of the coronavirus pandemic ("COVID-19").  In light of rapidly evolving public health guidelines related to COVID-19, we ask Shareholders to consider voting their shares by proxy and not attend the meeting in person.  Those shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada available at:  https://www.canada.ca/en /public-health/services/diseases/coronavirus-disease-covid-19.html. We ask that Shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting.  Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described on pages 3 to 5 of the Information Circular accompanying this Notice.

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The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments related to COVID-19, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting.  Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company's profile on SEDAR as well as on our Company website at https://www.northerndynastyminerals.com/investors/agm/. We strongly recommend you check the Company's website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to COVID-19, the Company will not prepare or mail amended Meeting Proxy Materials

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.  To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 10:00 a.m., (PST), on June 28, 2021.

Non-registered Shareholders (beneficial Shareholders) who hold their Common Shares through a brokerage firm, bank or trust company and plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that their Common Shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 19, 2021.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at:  Toll Free 1-877-452-7184; or outside North America 416-304-0211; or by email at: assistance@laurelhill.com.

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14th Floor, 1040 West Georgia Street
Vancouver, B.C.  V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR

i

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14th Floor, 1040 West Georgia Street
Vancouver, B.C.  V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR

as at May 19, 2021 (except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its Shareholders to be held on June 30, 2021 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to:  the "Company", "Northern Dynasty", "we" and "our" refer to Northern Dynasty Minerals Ltd.  "Common Shares" means common shares without par value in the capital of the Company.  "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders. All dollar amounts presented in this Information Circular are in Canadian dollar amounts, unless otherwise stated that they are in United States dollars ("US$").

NOTE OF CAUTION Concerning COVID-19

At the date of publication of this Notice and Information Circular it is the intention of the Company to hold the Meeting at the location stated above in the Notice of Meeting.  We are continuously monitoring development of the coronavirus pandemic ("COVID-19").  In light of rapidly evolving public health guidelines related to COVID-19, we ask Shareholders to consider voting their Common Shares by proxy and not attend the meeting in person.  Those Shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada available at: www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html. We ask that Shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting.  Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting.  All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described on pages 3 to 5 of this Information Circular.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments related to COVID-19, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting.  Should any such changes to the Meeting format occur, the Company will announce any and all such changes by way of news release, which will be filed on SEDAR as well as on our Company website at https://www.northerndynastyminerals.com/investors/agm/. We strongly recommend you check the Company's website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to COVID-19, the Company will not prepare or mail amended Meeting Proxy Materials.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to act as the Company's proxy solicitation agent and assist the Company in communication with the Company's Shareholders. In connection with these services, Laurel Hill will receive a fee of $35,000, plus out-of-pocket expenses.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the Proxy Materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Meeting proxy materials, including the Notice and Access Notification to Shareholders (the "Notification"), the Notice of Annual General Meeting of Shareholders and the management information circular (together, the "Information Circular") and a form of Proxy (the "Proxy") (together, the "Proxy Materials") using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet.  Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), for delivery to Registered Shareholders, and in section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), for delivery to beneficial Shareholders (together  the "Notice-and-Access Provisions").

Notice-and-Access Provisions allow the Company to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR website (usually the reporting issuer's website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing all of the Proxy Materials, in particular the Information Circular.  Notice-and-Access Provisions can be used to send proxy materials for both annual and special meetings of the Shareholders.  The Shareholders may still choose to receive a paper copy of the Information Circular, and are entitled to request a paper copy of the Information Circular be mailed to them at the Company's expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company's printing and mailing costs. Under Notice-and-Access Provisions the Company must mail a Notification and a Proxy (together, the "notice package") to each Shareholder, including Registered and Beneficial Shareholders, indicating that the Proxy Materials have been posted online and explaining how a Shareholder can access them; and how they may obtain a paper copy of the Information Circular, from the Company.  The Information Circular has been posted in full, together with the Notification, the Notice of Annual General Meeting and the Proxy, on the Company's website at https://www.northerndynastyminerals.com/investors/agm/ and under the Company's SEDAR profile at www.sedar.com.

The Information Circular contains details of matters to be considered at the Meeting.

Please review the Information Circular before voting.

How to Obtain a Paper Copy of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them, at no cost, by contacting the Company at 1040 West Georgia Street, Suite 1400, Vancouver, British Columbia  V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534.  A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 10:00 a.m. (PDT) on Monday, June 28, 2021 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than Wednesday, June 16, 2021.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Information Circular can be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the Meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders.  The form of notice-and-access notification in the Company's notice package must (i) provide basic information about the Meeting and the matters to be voted on; (ii) explain how a Shareholder can obtain a paper copy of the Information Circular and any related financial statements and management discussion and analysis; (iii) explain the Notice-and-Access Provisions process; all of which are included in the Notification. The notice package which is being mailed to Shareholders by the Company, in each case includes the applicable voting document:  the Proxy for Registered Shareholders; or a VIF in the case of Non-Registered (Beneficial) Shareholders.

Also, pursuant to Notice-and-Access Provisions, if a company has not previously utilized Notice-and-Access Provisions for delivery of its annual meeting proxy materials, such company is required to ensure there are a minimum of 25 days between the date the company SEDAR files Notice of Meeting and Record Dates and the stipulated record date of the meeting.  Because the Company has utilized Notice-and-Access Provisions for delivery of its annual meeting proxy materials in previous years, the Company is no longer subject to this restriction.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access Provisions.  Stratification occurs when a reporting issuer using Notice-and-Access Provisions also provides a paper copy of its management information circular to some of its shareholders with the notice package.  All Shareholders will receive only the notice package, which must be mailed to them pursuant to Notice-and-Access Provisions, and which will not include a paper copy of the Information Circular. All Proxy Materials, which have the information a Shareholder requires to vote in respect of all resolutions to be voted on at the Meeting, will be posted online. Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless a Shareholder specifically requests one.

All Shareholders may call (toll-free) 1-877-441-4533 in order to obtain additional information relating to Notice-and-Access Provisions or to request a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the Proxy contained within the notice package, are directors or officers of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act on your behalf at the Meeting.  You may do so either by inserting the name of that other person, and that person may be you, in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are registered in your name, then you are a Registered Shareholder and you will receive a Proxy for voting your Common Shares.  However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder and the manner for voting is different than the manner in which a Registered Shareholder votes. Beneficial Shareholders will receive a voting instruction form, which will allow you to instruct the intermediary holding Common Shares on your behalf, on how to vote.  Please read the instructions below carefully.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that may properly come before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders are encouraged to vote by proxy, and may do so by:

(a) completing, dating and signing the form of Proxy enclosed with the notice package, and returning it to the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b) by using a touch-tone phone to transmit voting choices to a toll free number.  Registered Shareholders must follow the instructions of the voice response system and refer to the form of Proxy enclosed with the notice package for the toll-free number, the holder's account number and the proxy access number; or

(c) by using the internet via the website voting page of Computershare at www.investorvote.com.  Registered Shareholders must follow the instructions provided at the voting page and refer to the form of Proxy enclosed with the notice package for the holder's account number and the proxy access number.

In all cases a Registered Shareholder must ensure that the completed Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the Registered Shareholders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  In the United States of America (the "United States"), the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many United States brokerage firms and custodian banks).

Intermediaries are required to forward the notice package to the Beneficial Shareholders unless, in the case of certain proxy-related materials, the Beneficial Shareholder has waived the right to receive them. The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Services, Inc. ("Broadridge").  Broadridge typically mails a scannable voting instruction form (the "VIF") to Beneficial Shareholders and asks them to return the VIF to Broadridge.  Alternatively, the Beneficial Shareholder may call a toll-free number or go online to www.proxyvote.com to vote.  The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares.  Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently submit their vote directly by telephone.

A Beneficial Shareholder cannot use the VIF provided to vote directly at the Meeting.  Should a Beneficial Shareholder wish to attend and vote in person at the Meeting, such Beneficial Shareholder must insert their name (or the name of such other person the Beneficial Shareholder chooses to attend and vote on their behalf) in the blank space provided for that purpose on the VIF; then the completed VIF must be returned in accordance with the instructions provided, well in advance of the Meeting.

Do You Have Questions?

If you have any questions or require assistance with voting your Common Shares, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: Toll Free 1-877-452-7184; or Outside North America 416-304-0211; or by email at: assistance@laurelhill.com.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and the securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada, and a portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or a judgment of, a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at Suite 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the Registered Shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must within sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 11, 2021 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares.  The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE American.  As of the Record Date, there were 512,900,198 Common Shares issued and outstanding, each carrying the right to one vote.  No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there is currently no Shareholder of the Company that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, the report of the auditor and the related management's discussion and analysis will be placed before the Meeting.  These documents have been filed with the securities commissions or similar regulatory authorities in all Provinces of Canada in which the Company is registered as a reporting issuer, being all Provinces of Canada, except Quebec.  Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365 or 1-800-667-2114.  These documents are also available under the Company's SEDAR profile at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. The motions to approve amendment and continuation of the 2021 Share Option Plan, the 2021 Non-Employee Directors Deferred Share Unit Plan and the 2021 Restricted Share Unit Plan will be by ordinary resolution, all of which must be passed by a majority vote of the Shareholders. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  Subject to the majority vote policy described below, if the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation even if a director only gets one vote.  Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director's office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes "for" the election of a director nominee at a meeting of Shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee.  The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation.  The Board will accept the resignation absent exceptional circumstances.  The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the Toronto Stock Exchange.  If the Board does not accept the resignation, the press release will fully state the reasons for the decision.  The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation.  This policy does not apply in circumstances involving contested director elections.

Advance Notice Provisions

As announced in the Company's information circular dated May 17, 2013, which was SEDAR filed on May 23, 2013, the Board submitted an Alteration of Articles of the Company to include advance notice provisions (the "Advance Notice Provisions") for approval by the shareholders.  A copy of the Advance Notice Provisions was included as Schedule "A" - Alteration of Articles, to such information circular.  The alteration to the Articles was ratified, confirmed and approved by the Company's shareholders at the Company's annual general and special meeting held on June 19, 2013 and the Articles, as altered, are available for review on the Company's website at www.northerndynastyminerals.com.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors.  Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in such notice to the Company for the notice to be in proper written form.

As of the date hereof, the Company has not received notice of a nomination in compliance with the Company's Articles and, as such, other than nominations that may be received by the Company in compliance with the Advance Notice Provisions, any nominations which are not nominations by or at the direction of the Board, or an authorized officer of the Company, will be disregarded at the Meeting.

Management's Director Nominees

The Board has determined that nine (9) directors be elected to the Board at the Meeting.  The following disclosure and accompanying biographical information sets out the names of management's nine (9) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction.  The information as to Common Shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at May 11, 2021.

Name of Nominee; Current Position with the Company, and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Desmond M. Balakrishnan Director British Columbia, Canada	Since December 2015	42,962 841,000 84,014	Shares Options DSUs
Steven A. Decker [2] Director California, USA	Since March 2016	211,081 540,000 110,000 74,830	Shares Options Warrants DSUs
Robert A. Dickinson Chairman and Director British Columbia, Canada	Since June 1994	4,028,164 1,454,000 598,110	Shares [6] Options Warrants
Gordon B. Keep [1,3] Director British Columbia, Canada	Since October 2015	736,536 972,600 145,000 85,884	Shares [7] Options [7] Warrants DSUs
Wayne Kirk [2] Director Washington, USA	Since March 2021	210,000 254,000	Shares Options
David C. Laing [2,3,4] Director British Columbia, Canada	Since May 2016	473,028 841,000 236,250 57,738	Shares Options Warrants DSUs
Christian Milau [1,2,4] Lead Director British Columbia, Canada	Since May 2016	300,000 541,000 63,486	Shares Options DSUs
Kenneth W. Pickering [1,3,4] Director British Columbia, Canada	Since August 2013	176,000 821,000 92,177	Shares[8] Options DSUs
Ronald W. Thiessen President, CEO and Director British Columbia, Canada	Since November 1995	4,731,291 4,800,000 328,888	Shares Options Warrants

Notes:

1. Member of the Audit and Risk Committee.  Mr. Milau serves as Chair.

2. Member of the Nominating and Governance Committee.  Mr. Laing serves as Chair.

3. Member of the Compensation Committee.  Mr. Pickering serves as Chair.

4. Member of the Sustainability Committee. Mr. Pickering serves as Chair.

5. Mr. Balakrishnan holds 35,062 of these Common Shares through his affiliate, Balakrishnan Law Corporation.

6. Mr. Dickinson holds 700,000 of these Common Shares through an affiliated private company, United Mineral Services Ltd., of which Mr. Dickinson is a majority shareholder.

7. Of the total Common Shares an affiliate holds 48,410 Common Shares and are therefore under Mr. Keep's control.  Mr. Keep directly owns 688,126 Common Shares. Of the total Options, 18,800 are owned by affiliates of Mr. Keep and are therefore under his control.  Mr. Keep directly owns Options to purchase 953,800 Common Shares.

8. Mr. Pickering holds 60,000 of these Common Shares through his affiliate, Kenneth Pickering Mining Consultant Ltd.

Biographical Information of Nominees for Director

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Desmond M. Balakrishnan BA., LLB. - Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004.  He has been lead counsel on over $500 million in financing transactions and in mergers and acquisitions aggregating in excess of $1 billion.  He also serves as a director and/or officer of several resource, finance and gaming firms.  He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2015	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
GrowMax Resources Corp.	TSX-V	Director	May 2020	Present
Isracann Biosciences Inc.	CSE	Director	July 2019	June, 2020
Karam Minerals Inc.	CSE	Director	November 6, 2018	Present
Liberty One Lithium Corp.	TSX-V	Director	February 2012	May 2017
Netcoins Holdings Inc.	CSE	Director	August 2018	Present
Network Exploration Ltd.	TSX-V	Secretary	May 2008	Present
Petro Basin Energy Corp.	TSX-V (NEX)	Director	February 2012	Present
Pure Extracts Technologies Corp.	CSE	Director	November 2011	October, 2020
Red Rock Capital Corp.	TSX-V (NEX)	Director	February 2012	July, 2017
Solution Financial Inc.	TSX-V (NEX)	Director	December 2010	Present
Strategem Capital Corp.	TSX-V	Director	October 2020	Present

Steven A. Decker, CFA - Director

Mr. Decker is a Chartered Financial Analyst® charter-holder with more than 20 years of investment experience as an Analyst and Portfolio Manager.  He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director and Chairman of the Board

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years, and was inducted into the Canadian Mining Hall of Fame in 2012.  He is Chairman of HDI and HDSI (both defined below), as well as a director and member of the management team of a number of public companies associated with HDSI.  He is also President and Director of United Mineral Services Ltd., a private resources company.  He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	September 2020
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	February 2019
		Chairman	December 2011	February 2019
		President & CEO	November 2017	February 2019
Taseko Mines Limited	TSX, NYSE American	Director	January 1991	Present

Gordon B. Keep, B.Sc., MBA, P.Geo. - Director

Gordon Keep has extensive business experience in investment banking and creating public natural resource companies.  Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm.  He also serves as an officer and/or director for several natural resource companies.  He holds a B.Sc. in Geological Science from Queen's University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	October 2015	Present
Tekmodo Industries Inc.	TSX-V	Director	July 2015	January 2017
Catalyst Copper Corp.	TSX-V	Director	April 2008	May 2016
NG Energy International Corp. (previously Cruzsur Energy Ltd.)	TSX-V	Director	July 2017	Present
Eastern Platinum Limited	TSX, JSE	Director	November 2003	July 2016
Encanto Potash Corp.	TSX-V	Director	December 2008	December 2017
		Chairman	October 2009	December 2017
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
Petromanas Energy Inc.	TSX-V	Director	August 2010	May 2016
Renaissance Oil Corp.	TSX-V	Director	September 2014	Present
Rusoro Mining Ltd.	TSX-V	Director	November 2006	Present
Sandspring Resources Ltd.	TSX-V	Director	March 2017	March 2020
Vanadian Energy Ltd. (previously Uracan Resources Ltd.)	TSX-V	Director	November 2003	Present

Wayne Kirk, LL.B. - Director

Wayne Kirk has over 35 years of experience as a corporate attorney, including nine years' experience as Vice President, General Counsel and Corporate Secretary of Homestake Mining Company, and over 16 years of experience as a director of other publicly held companies.  He is a director of Pebble Mines Corp. and was previously a director of the Company from July 2004 to February 2016.  Mr. Kirk holds a B.A. in Economics (Distinction) from the University of California (Berkeley) and an LL.B (magna cum laude) degree from Harvard University.  He has been a member of the California Bar since 1969.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Gabriel Resources Ltd.	TSX-V	Director	June 2008	September 2020
Nickel Creek Platinum Corp.	TSX	Director	March 2016	Present
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March, 2021	Present

David Laing, BSc Mining Engineering - Director

Mr. Laing is a Mining Engineer with 40 years' experience in mining operations, projects, engineering studies, mining finance, investor relations, mergers and acquisitions, corporate development, and company building.  Mr. Laing was the COO of Equinox Gold Corp.  Previously he was the COO and director of Trek Mining Inc., Luna Gold Corp and COO of True Gold Mining Inc.  Prior to joining True Gold, Mr. Laing was COO and led the origination and execution of stream financing transactions of Quintana Resources Capital ULC, a base metals streaming company.  He was also one of the original executives of Endeavour Mining Corporation as the group grew from one mine in Burkina Faso to a 500,000-ounce gold producer in West Africa.  Mr. Laing was an integral part of the acquisition and integration of three junior gold producers and led the feasibility of a fourth project, in Burkina Faso.  Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton and Royal Dutch Shell's mining business.

Mr. Laing is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Aton Resources Inc.	TSX-V	Director	May 2016	April 2021
Fortuna Silver Mines Inc.	TSX, NYSE American	Director	September 2016	Present
Blackrock Gold Corp	TSX-V	Director	April 2020	Present
Amarillo Gold Corporation	TSX-V	Director	October 2020	Present
Equinox Gold Corp. [1]	TSX, NYSE American	COO	December 2017	November 2018
Trek Mining Inc. 1	TSX	COO	March 2017	December 2017
Luna Gold Corp. [1]	TSX	COO and Director	August 2016	March 2017
Gold X (formerly Sandspring Resources Ltd)	TSX-V	Director	August 2015	April 2020

Note:

1. Equinox Gold Corp. is the result of the merger in December 2017 of Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.  Trek Mining Inc. was the result of the merger of Luna Gold Corp. and TSX-V listed JDL Gold Corp. in March 2017.

Christian Milau, CPA, CA, CPA (Illinois) - Lead Director

Mr. Milau is a Chartered Professional Accountant (Chartered Accountant).  Mr Milau is CEO and Director of Equinox Gold Corp.  Prior to this he was CEO and Director of Trek Mining Inc., Luna Gold Corp and True Gold Mining Inc.  Mr. Milau has finance and capital markets experience as well as operational, government and stakeholder relations experience in North and South America and West Africa.  Prior to these recent roles, Mr. Milau was CFO at Endeavour Mining Corporation and was Treasurer of New Gold Inc.

Mr. Milau is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Equinox Gold Corp. [1]	TSX, NYSE American	CEO and Director	December 2017	Present
Luna Gold Corp. [1]	TSX	CEO and Director	June 2016	March 2017
Plateau Energy Metals Inc.	TSX-V	Director	June 2016	Present
Trek Mining Inc. [1]	TSX-V	CEO and Director	March 2017	December 2017

Note:

1. Equinox Gold Corp. is the result of the merger in December 2017 of Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.  Trek Mining Inc. was the result of the merger of Luna Gold Corp. and TSX-V listed JDL Gold Corp. in March 2017.

Kenneth W. Pickering, Peng. - Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry.  He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Enaex Chile	IPSA	Director	May 2011	May 2018
Endeavour Silver Corp.	TSX, NYSE American	Director	August 2012	Present
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	September 2013	Present
Teck Resources Limited	TSX, NYSE American	Director	March 2015	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	December 17, 2016
Taseko Mines Limited	TSX, NYSE American	Director	December 2018	Present

Ronald W. Thiessen, FCPA, FCA - President, Chief Executive Officer and Director

Mr. Thiessen is a Chartered Professional Accountant (Chartered Accountant) with professional experience in finance, taxation, mergers, acquisitions and re-organizations.  Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies.  Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	November 1995	Present
		President, CEO	November 2001	Present
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	December 2017
Taseko Mines Limited	TSX, NYSE American	Director	October 1993	Present
		Chairman	May 2006	Present

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Bankruptcies, Penalties, Sanctions or Cease-Trade Orders

Except as disclosed below, within the 10 years preceding the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a) subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or  has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exceptions:

As publicly disclosed at www.sedar.com, in September 2012 Great Basin Gold Ltd. ("GBG"), a company for which Mr. Thiessen was at the time a director and for which Mr. Kirk was a former director, became bankrupt due to heavy indebtedness, mine production issues and falling gold prices.

On May 21, 2013, the British Columbia Securities Commission ("BCSC") issued a cease trade order against Rusoro Mining Ltd. ("Rusoro"), a company for which Mr. Keep serves as a director.  The cease trade order was for the failure by Rusoro to file its audited financial statements for the year ended December 31, 2012 and related MD&A ("2012 Year End Disclosure").  On June 5, 2013, and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission ("OSC") and the Autorité des Marchés Financiers ("AMF").  On August 19, 2013, Rusoro filed its 2012 Year End Disclosure.  On August 21, 2013, August 28, 2013 and September 4, 2013, BCSC, AMF and OSC respectively, granted full revocations of their cease trade orders.  Rusoro was unable to file its 2012 Year End Disclosure by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro's gold mining assets in Venezuela.

Board Response to Low Vote Support at Last Year's AGM

Last year, while all director nominees were successfully elected to the Board, Desmond Balakrishnan and Gordon Keep received less Shareholder support than other directors, though they still achieved majority support, 58.8% and 58.9% respectively, from voting Shareholders.

Certain Shareholders and the proxy advisors expressed concerns about the number of directorships held by Mr. Balakrishnan and Mr. Keep, and questioned whether their effectiveness at Northern Dynasty would suffer due to such commitments.

The Board understands the reasons and concerns regarding over-boarding in general.  However, the Board values the knowledge, experience and additional perspective of directors who sit on boards of other publicly traded companies provided they do not interfere with their commitment to Northern Dynasty. The Board does not believe the contributions of Mr. Balakrishnan and Mr. Keep have been adversely impacted by their other commitments. Both Directors have perfect attendance, attending 100% of all Board and key committee meetings held in the last fiscal year, are well prepared, and contribute significantly to discussions and deliberations. Their active participation and high-levels of engagement, coupled with their diverse experience and depth of knowledge in the mining industry, render both Mr. Balakrishnan and Mr. Keep key members of the Board.

Since there is no evidence that their effectiveness as directors of Northern Dynasty have suffered from their other commitments the Board and Nomination & Governance Committee are satisfied that the nomination of Messrs. Balakrishnan and Keep is supported despite the number of directorships appearing to be excessive by some measures.

We will continue to monitor the effectiveness and commitments of all directors and will recommend appropriate action such as resigning other directorships, should any director's effectiveness decline due to over-boarding or for any other reason.

Multiple Directorships

Other than Mr. Decker, the directors of the Company also serve as directors of other companies involved in natural resource development. It may occur from time to time that, as a consequence of a particular director's activity in the mining and mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves.  Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company's properties or the properties of that other company.  Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves.  In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him.  The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Chartered Professional Accountants, and Independent Registered Public Accounting Firm, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company.  Deloitte was first appointed auditor of the Company in 2009.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Governance Manual"), dated July 11, 2018.  The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company's internal financial controls and management information systems.  The Governance Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. The Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times annual fees to be acquired over a period of not more than five years. Further, the Governance Manual encourages but does not require continuing education for all the Company's directors.  A copy of the Governance Manual is available for review on the Company's website at www.northerndynastyminerals.com under the Corporate Governance tab.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer's board of directors determine the status of each director as independent or not, based on each director's interest in or other relationship with, the Company.  Governance authorities generally recommend that a board of directors have a majority of directors who qualify as independent directors (as defined below). Northern Dynasty notes however that the relationships described below, which make those directors technically non-independent are not, in the Board's view, sufficient to represent material relationships which would impact their discretion as directors.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company.  Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected, to materially interfere with the exercise of the director's independent judgment.  A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company's external auditor.  An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company's executive officers served at the same time on that entity's Compensation Committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances.  The Company's policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

The Board is proposing nine (9) nominees to be elected to the office of director, six (6) of whom can be considered independent directors.  The independent nominees are Steven Decker, Gordon Keep, David Laing, Christian Milau, Ken Pickering and Wayne Kirk.  These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as director.  The non-independent directors (and the reasons for that status) are: Robert Dickinson (Chairman of the Board and geological consultant for the Company), Ronald Thiessen (President and CEO of the Company) and Desmond Balakrishnan (a partner of McMillan LLP, legal counsel to the Company).

Messrs. Dickinson and Thiessen serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company in which Messrs. Dickinson and Thiessen also serve as officers and directors.  As described in the Company's Annual Information Form, HDI is the parent company of Hunter Dickinson Services Inc. ("HDSI"), which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company at a cost which in the Board's view does not exceed the fair market value of such services.  HDSI also employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of the cost of these services, pursuant to annually set rates.

The Board's Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high calibre directors and proper director succession planning.  The NG Committee currently consists of David Laing (Chair), Steven Decker, Wayne Kirk and Christian Milau, all of whom are independent (discussed above).

The Board monitors the activities of senior management through regular meetings and discussions amongst the Board and between the Board and senior management.  The Board is of the view that communications among senior management, members of the Board and shareholders is good.  Meetings of independent directors are not held on a regularly scheduled basis but communications among this group occur on an ongoing basis and, as needs arise, from regularly scheduled meetings of the plenary Board.  The number of these meetings has not been recorded but it would be fewer than five in the financial year that commenced on January 1, 2020 and to the date of this Information Circular.  The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby.

The Board has appointed Christian Milau as Lead Director (Independent) and, as such, Mr. Milau's mandate includes ensuring that the Board carries out its responsibilities effectively and independent from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management.  The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board's Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management's system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company's external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company's approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The following committees have been established by the members of Northern Dynasty's board of directors:

Committee	Membership
Audit and Risk Committee	Christian Milau (Chair) Gordon Keep Ken Pickering
Compensation Committee	Ken Pickering (Chair) David Laing Gordon Keep
Nominating and Governance Committee	David Laing (Chair) Steven Decker Wayne Kirk Christian Milau
Sustainability Committee	Ken Pickering (Chair) David Laing Christian Milau

For information concerning the Audit and Risk Committee please see Item 19 and Appendix A, of the Company's Annual Information Form dated March 31, 2021 which was filed on March 31, 2021 under the Company's SEDAR profile at www.sedar.com.

Compensation Committee

The Compensation Committee recommends compensation for the directors and executive officers of the Company.  See further disclosure under the heading, Statement of Executive Compensation.  The Compensation Committee charter is included in the Governance Manual and is available for viewing at or can be downloaded from the Company's website at www.northerndynastyminerals.com under Corporate / Governance.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company's executive officers and directors, review of the performance of the Company's executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company's Share Option Plan (the "Option Plan") and periodically considers the grant of Options.  Options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that Options help align the interests of executive officers, directors and service providers with the interests of Shareholders.

The Compensation Committee also administers the Company's Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan") and Restricted Share Unit Plan (the "RSU Plan").

Nominating and Governance Committee ("NG Committee")

The NG Committee Charter is included in the Governance Manual and is available for viewing or downloading from the Company's website under Corporate / Governance www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company's approach to corporate governance and of assisting members of the Board in carrying out their duties.  The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company.

The NG Committee does not set specific minimum qualifications for director positions.  Instead, the NG Committee believes that nominations for election or re-election to the Board should be based on a particular candidate's skills and the Company's needs after taking into account the current composition of the Board.  When evaluating candidates annually for nomination for election, the NG Committee considers each individual's skills, the overall diversity needs of the Board (skills mix, age profiles gender, work and life experience) and independence and time availability.

The NG Committee seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations, as well as independence, financial expertise, public company experience, sound judgment and reputation.

Sustainability Committee

The Sustainability Committee Charter is included in the Corporate Governance Manual and is available for viewing or downloading from the Company's website, www.northerndynastyminerals.com, under Corporate Governance.

The principal purpose of the Sustainability Committee is to review, monitor and assess, on behalf of the Board of Directors, the policies and practices of the Company as they relate to the environment, the health and safety of employees in the work place, and sustainable development and social objectives.

Board Diversity

The NG Committee believes that a diverse Board offers depth of perspective and enhances Board operations.  The NG Committee strives to identify candidates with the ability to strengthen the Board.  The NG Committee does not specifically define diversity, but considers diversity of experience, education, ethnicity and gender, as part of its overall annual evaluation of director nominees.  The Board appreciates that women have been under represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board.  However, the Board does not establish quotas for any selection criteria, as the composition of the Board is based on numerous factors and the character of a candidate and the selection is often a function of the "best available" candidate.

The Company has adopted an express policy specifically addressing gender diversity. A copy of the Board Diversity Policy is set out as Appendix 11 to the Governance Manual. The Company continues in its efforts to enhance Board diversity and to meet the stated Board Diversity Policy targets on female representation on the Board.

Director Term Limits

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality in light of discrimination laws.  However, review by the NG Committee of the performance of all Board members and senior officers of the Company is ongoing and it is within the mandate of the NG Committee to consider imposing such limits in the future.

Code of Ethics

The Company's Code of Ethics, as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment.  Pursuant to its Code of Ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

Board and Committee Assessments

The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole.  This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

Position Descriptions and Board of Directors Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for its board of directors and for the chief executive officer, including the definition of limits to management's responsibilities.  Any responsibility which is not delegated to the Company's senior management or to a Board committee remains with the full Board.  The Board has approved written position descriptions for the Board Chair and the Chair of each of the Board Committees.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant work programs in excess of $5 million must also receive approval of the Board. The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors' Attendance of Meetings

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The following table sets forth the record of attendance at Board of Directors meetings and meetings of the Audit and Risk Committee by Directors for the 12-month period ended December 31, 2020:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings
Desmond Balakrishnan	2 of 2	N/A
Steven Decker	2 of 2	N/A
Robert Dickinson	2 of 2	N/A
Gordon Keep	2 of 2	4 of 4
David Laing	2 of 2	N/A
Christian Milau	2 of 2	4 of 4
Ken Pickering	2 of 2	4 of 4
Ronald Thiessen	2 of 2	N/A

There were no formal meetings of either the Compensation Committee, the NG Committee, or the Sustainability Committee in 2020.

Directorships

The section entitled "Election of Directors" above gives details of other reporting issuers of which each director is a director and/or officer where applicable.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized.  When new directors are appointed, they generally are acquainted with the Company's mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company's properties, business, technology and industry and the responsibilities of directors.  Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Governance Manual and which is available for download from the Company's website under Corporate Governance at www.northendynastyminerals.com.  In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company's code of ethics and that they are unaware of any violations thereof.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.  The NG Committee recommended to the Board the nine (9) nominees for election as director in 2021.  See the description of the NG Committee above under the heading Committees of the Board of Directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  The NG Committee oversees an annual formal assessment of the Board and its main committees namely the Audit and Risk Committee, Compensation Committee, NG Committee and Sustainability Committee.  The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

Shareholder Engagement

The Board of Directors believes that regular and constructive engagement between the Board and the Company's Shareholders on governance matters is of primary importance.  Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is attached as Appendix 10 to the Manual and is available for viewing on the Company's website at www.northerndynastyminerals.com.

Other Governance Matters - Compensation Clawback Policy

The Board had approved a Compensation Clawback Policy. The Board believes that having a compensation clawback policy is in line with good governance practices.  The Compensation Committee will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity based awards previously granted to the employee, officer or director (collectively "Incentive Compensation") if:

(a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were the subject of a material restatement or the correction of a material error during the subsequent three-year period;

(b)  the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the material restatement or caused or partially caused the material error; and

(c)  the amount of the Incentive Compensation that would have been awarded to the employee, officer or director would have been lower if the financial results had been properly reported.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a) the Chief Executive Officer ("CEO");

(b) the Chief Financial Officer ("CFO");

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2020.

The NEOs of the Company for the 2020 financial year were as follows:

  Mr. Ronald Thiessen - President and CEO of the Company;
  Mr. Mark Peters - CFO of the Company;
  Mr. Thomas Collier - Pebble Limited Partnership ("PLP") former President, CEO and Chief Operating Officer.  Mr. Collier resigned on September 23, 2020;
  Mr. Peter Robertson - PLP Senior Vice President Corporate Affairs; and
  Mr. Stephen Hodgson - PLP Senior Vice President Engineering and Project Director.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2020.

Compensation Committee

As indicated above, the Company's Compensation Committee (the "Committee") assists the Board in carrying out its responsibilities relating to executive and director compensation.  The Committee charter is included in the Governance Manual and is available for viewing under Corporate / Governance on the Company's website at www.northerndynastyminerals.com.

The current members of the Committee of the Company are Ken Pickering (Chair), Gordon Keep and David Laing, all of whom are independent directors.  The Committee had no formal meetings during the year and undertook business by way of consent resolution.

The current members of the Committee possess the skills and experience that enable the Committee to make decisions on the suitability of the Company's compensation policies and practices.

As a result of their education and experience, each member of the Committee has familiarity with, an understanding of, or experience in:

(a) reviewing compensation philosophy including base compensation structures & incentive programs;

(b) reviewing specific executive and director compensation;

(c) administering of share option and other equity based compensation plans and the determination of equity grants; and

(d) reviewing performance goals and the assessments of corporate officers.

Messrs. Pickering, Keep and Laing, serve on other boards of publicly traded mining companies and have experience in the area of compensation and related issues.  See disclosure under Biographical Information of Nominees for Director for relevant education and experience of policies of the Committee.

The Committee has, among other things, the following duties, responsibilities and authority:

i. to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees.  The Committee shall review director compensation at least annually.

ii. to annually review the Company's base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

iii. to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

iv. to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers, and recommend incentive compensation participation levels for Officers under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

v. to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

vi. to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

vii. to administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

viii. to recommend to the NG Committee the qualifications and criteria for membership on the Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Committee members as aforementioned. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management, although the Committee guides it in this role.  As part of its mandate, the Board determines the type and amount of compensation for the Company's executive officers.  In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company's compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company's business. The Committee receives competitive market information on compensation levels for executives, including salary and bonus information obtained through its affiliation to the HDI group of companies.  No compensation was paid directly to HDSI or any compensation consultant for compensation services for the two most recently completed financial years, and there were no other fees paid to any consultants or advisors, which relate to executive compensation.

Philosophy and Objectives

The Company's senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.  The NEOs are paid a competitive base salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications.  Payment of a cash salary fits within the objectives of the compensation program since it provides an assured reward to each NEO for performance of his duties and responsibilities.

Bonus Compensation

Except as outlined herein, there are currently no performance goals set by the Company for executive bonus compensation.  Bonus compensation is awarded at the discretion of the Board and the Board considers performance, Shareholder benefits, competitive factors and other matters in awarding bonuses.  The Company's objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership.  The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the grant of bonuses.

Mr. Collier

Mr. Collier's former employment agreement provided for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and in addition to the discretionary bonus, the payment of an extraordinary bonus (the "Bonus") in the event that a positive final record of decision in respect of a 404 permit (the "ROD") for the Pebble Project is issued by the United States Army Corps of Engineers (the "USACE") as follows:

The Bonus on the issue of a final positive ROD was payable as follows:

(a) within four years from date of application US$12.5 million;

(b) within five years from date of application US$10.0 million;

(c) within six years from date of application US$7.5 million.

In the event that the Board determines to delay the permit process or file a material modification of the permit application (the "Permit Modification") the date such delay is reversed and PLP renews its efforts to actively pursue the permit or the date such Permit Modification is filed shall be substituted for the foregoing date of application.

Notwithstanding the foregoing, in the event of litigation following the issuance of the ROD, then an amount equal to 35% of the Bonus as determined above will be paid out and the balance (65%) paid out after the later of the running of all statutes of limitation or the settlement or resolution of all litigation related to the ROD in favor of PLP.  For the purposes hereof litigation related to the ROD will be considered settled or resolved in favor of PLP only if PLP is able to proceed with the development and construction of the same project in all material respects that was approved under the ROD.  In the event the Company is required to pay all or a part of the Bonus, the Company may pay such in cash or in stock of the Company at the Company's sole election.

PLP entered into a termination agreement with Mr. Collier following Mr. Collier's resignation from PLP in September 2020 further to which PLP confirmed Mr. Collier's entitlement to the Bonus should the required ROD milestones be achieved and Mr. Collier agreed to provide certain transitional consulting services to PLP through to December 31, 2021.

Mr. Hodgson

Mr. Hodgson's employment agreement provides for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and the issuance of a positive ROD as follows:

The Bonus structure to Mr. Hodgson is as follows:

(a) US$100,000 upon USACE's acceptance of Pebble Project permit application by April 1, 2018 (met and paid in late 2017);

(b) US$100,000 upon completion by USACE of an Environment Impact Study ("EIS") scoping period by August 1, 2018 (met and paid in 2018);

(c) US$100,000 upon receipt from USACE of a Draft EIS by September 1, 2019 (met and paid in 2019); and

(d) US$600,000 upon receipt from USACE of a positive ROD by November 1, 2020.

Equity Participation - Option Based Awards

The Company has a share option plan (the "Option Plan"), which was last approved by shareholders on December 17, 2020 for continuation for three years.  The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

The Company's long term incentives include options to purchase Common Shares.  The Committee is delegated the authority to grant share options.  The Committee reviews the grants of share options to directors, management, employees and consultants.  Share options are generally granted annually, and at other times of the year to individuals commencing employment with the Company.  Share option exercise prices are set in accordance with TSX policies ("TSX rules") and are based on the five-day volume weighted average trading price prior to the date of grant.

The Company believes that encouraging its executives, employees and directors to become Shareholders is the best way of aligning their interests with those of its Shareholders.  Equity participation is accomplished through the Option Plan, as well as through the DSU Plan and the RSU Plan (see Particulars of Matters to be Acted Upon below).  Share options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors.  Share options vest on terms established by the Committee.

The Company's long term incentive plans are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company. Share options provide employees with the opportunity to participate in the growth of the price of the Common Shares of the Company, and it allows them to benefit from the favourable tax treatment applicable to this form of compensation.

See disclosure below under Securities Authorized for Issuance under Equity Compensation Plans and under Particulars of Matters to be Acted Upon for disclosure concerning the Option Plan including the material terms of the Option Plan.  Management will present an ordinary resolution at the Meeting to approve the Option Plan for continuation for three years until June 30, 2024.

Equity Participation - Restricted Share Unit Plan and Deferred Share Unit Plan

The Company also has a Restricted Share Unit Plan (the "RSU Plan") and a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan") both of which were initially approved by the shareholders in July 2015, and were last approved by the shareholders, as amended, at the Company's annual shareholder meeting held June 27, 2018, see Securities Authorized for Issuance under Equity Compensation Plans and Particulars of Matters to be Acted Upon below.

General

The Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.  For the years ended December 31, 2020 and 2019, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of the Company's equity securities.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

Although the Company's Common Share price recovered in 2016, the Company's Common Share price has trended down since then and dropped significantly in the latter part of 2020 following the USACE issuing a record  decision rejecting the Pebble Partnership's permit application.  NEO compensation in 2015 and 2016 were on par.  In 2017, NEO compensation increased due to incentive bonuses being paid in connection with certain milestones being achieved, including the joint settlement agreement reached with the United States Environmental Protection Agency, the submission of a Section 404(c) permit application with the USACE, the granting of share options which were valued at higher share prices on date of grant and the issue of RSUs.  In 2018, NEO compensation decreased mainly due to the lower fair value estimated for share options at grant date.  In 2019, NEO compensation was on par with the prior year.  In 2020, NEO compensation was higher due the granting of share options which were estimated at a higher fair value on date of grant when share prices were significantly higher.

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)	Pen- sion value ($)	All other compen- sation ($)	Total Compen- sation ($)
Ronald Thiessen 2, President & CEO	2020	506,000	-	1,992,000 [6]	-	-	-	-	2,498,000
	2019	506,000	-	672,000 [5]					1,178,000
	2018	506,000	-	513,000 [3]					1,019,000
Mark Peters [2] CFO	2020	250,000	-	996,000 [6]	-	-	-	-	1,271,000
	2019	206,250	-	336,000 [5]					542,250
Thomas Collier 1, [7] Former PLP CEO	2020	74,5373	-	267,240 [6]	1,037,433 10,[1][1]	-	-	283,502 [1][2], 13 14	2,333,548
	2019	862,412	-	57,120 [5]	681,292 [1][0]			168,058 [1][2], 1[3]	1,768,882
	2018	868,596	-	142,500 [3]	816,931 [9]			161,087 [1][2], 1[3]	1,989,114
Peter Robertson 1, [7] PLP Senior VP Corp. Affairs	2020	671,890 [1][5]	-	169,320 [6]	94,622 [1][6]	- -	- -	27,949 [1][2]	963,781
	2019	550,617	-	57,120 [5]	-			22,290 [1][2]	630,027
	2018	543,495	-	36,000 [4]				20,643 [1][2]	600,138
Stephen Hodgson [1,8] PLP Senior VP Engineering & Project Director	2020	557,806 [8]	-	169,320 [6]	-	-	-	75,629 [1][3]	802,755
	2019	551,811 [8]		57,120 [4]	-	132,678	-	81,621 [1][3]	823,230
	2018	471,179 [8]	-	142,500 [3]	-	254,661	-	25,967 [1][3]	894,307

Notes:

1. Salaries paid to Messrs. Collier and Robertson were paid in United States dollars ("US dollars").  From July 2018, Mr. Hodgson was paid in US dollars (refer to note 8 below).  For Messrs. Collier, Hodgson and Robertson, the following annual average exchange rates have been applied where applicable:

	2020	2019	2018
US$ for $1.00	0.7456	0.7537	0.7702

2. Salaries for Messrs. Thiessen and Peters are paid to HDSI.  The compensation amount shown is the amount paid to HDSI directly for Messrs. Thiessen and Peters based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.  Messrs. Thiessen and Peters did not serve the Company on a full-time basis.

3. The Options were granted in August 2018 pursuant to the Company's Option Plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.77%, expected dividend yield of 0%, and risk-free interest rate of 2.24%.  The Black-Scholes grant date fair value for these awards was $0.57 per option which was 75% of the option exercise price.

4. The Options were granted in August 2018 pursuant to the Company's Option Plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 3 years, expected volatility of 97.12%, expected dividend yield of 0%, and risk-free interest rate of 2.15%.  The Black-Scholes grant date fair value for these awards was $0.48 per option which was 63% of the option exercise price.

5. The options were granted in September 2019 pursuant to the Company's Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.72%, expected dividend yield of 0%, and risk-free interest rate of 1.39%.  The Black-Scholes grant date fair value for these awards was $0.56 per option which was 57% of the option exercise price.

6. The options were granted in July 2020 pursuant to the Company's share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.01%, expected dividend yield of 0%, and risk-free interest rate of 0.35%.  The Black-Scholes grant date fair value for these awards was $1.66 per option which was 83% of the option exercise price.

In addition to the July grant, Mr. Collier was granted additional options in August 2020.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 100.86%, expected dividend yield of 0%, and risk-free interest rate of 0.40%.  The Black-Scholes grant date fair value for these awards was $0.96 per option which was 48% of the option exercise price.

7. Mr. Collier, who, until September 23, 2020, held the position of CEO for PLP, and Mr. Robertson, who holds the position of Senior Vice President, Corporate Affairs, for PLP, are employed and paid through a subsidiary of the Company.

8. During 2020, Mr. Hodgson was employed and seconded to PLP on a full time basis  from January 2018 until June 2018, Mr. Hodgson was employed through HDSI, and from July 2018 until March 1, 2021, Mr. Hodgson commenced employment through a US subsidiary of HDSI ("HDUS").  Effective March 1, 2021 Mr. Hodgson's secondment to PLP ended and his employment through HDSI re-commenced.  The Company paid HDSI pursuant to set rates for the services of Mr. Hodgson for the first half of 2018 and has reimbursed HDUS for the salary cost incurred in the latter half of 2018.  Mr. Hodgson's US dollar salary cost has been translated at the annual average exchange rate for 2019 and 2018 respectively (see note 1 above).

9. Mr. Collier received a bonus of US$629,200 with respect to fiscal 2017.

10. Mr. Collier received a bonus of US$572,000 with respect to fiscal 2018, of which $513,490 was paid in 2018.  The balance of $58,510 was paid in 2020.

11. Mr. Collier received a bonus of US$715,000 with respect to fiscal 2019.

12. A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to United States Internal Revenue Service limitations.

13. Both Messrs. Collier and Mr. Hodgson received, housing, vehicle and spousal/partner allowances as their primary residences are outside of Alaska.

14. Mr. Collier was paid a vacation payout on termination of his employment.

15. Mr. Robertson received a salary increase retroactive to January 1, 2019.

16. Mr. Robertson received a discretionary bonus of US$70,550 with respect to the 2019 fiscal year.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The Company currently has an option-based awards plan (the Option Plan) and two share-based awards plans (the DSU Plan and the RSU Plan).  The following table sets out the options and share-based awards outstanding as at December 31, 2020, for each NEO:

		Option-based Awards				Share-based Awards
Name	Year of grant	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m-d-y	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) [1]	Market or payout value of vested share- based awards not paid out or distrib- uted ($) [2]
Ronald Thiessen President and CEO	2015	450,000	0.50	Feb-11-2021 [2]	-	-	-	-
	2016	600,000	0.49	Jul-11-2021	-	-	-	-
	2017	900,000	1.75	Jul-27-2022	-	-	-	-
	2018	900,000	0.76	Aug-09-2023	-	-	-	-
	2019	1,200,000	0.99	Sep-27-2024	-	-	-	-
	2020	1,200,000	2.01	Jul-17-2025	-	-	-	-
Mark Peters CFO	2018	60,000	0.76	Aug-09-2021	-	-	-	-
	2019	600,000	0.99	Sep-27-2024	-	-	-	-
	2020	600,000	2.01	Jul-17-2025	-	-	-	-
Thomas Collier Former PLP CEO	2016	500,000	0.49	Jul-11-2021	-	-	-	-
	2018	250,000	0.76	Aug-09-2023	-	-	-	-
	2019	102,000	0.99	Sep-27-2024	-	-	-	-
	2020	102,000	2.01	Jul-17-2025	-	-	-	-
	2020	102,000	2.01	Aug-31-2025	-	-	-	-
Peter Robertson PLP Senior VP Corp. Affairs	2016	200,000	0.48	Mar-15-2021	-	-	-	-
	2016	25,000	0.49	Jul-11-2021	-	-	-	-
	2017	120,000	1.75	Jul-27-2022	-	-	-	-
	2018	75,000	0.76	Aug-09-2021	-	-	-	-
	2019	102,000	0.99	Sep-27-2024	-	-	-	-
	2020	102,000	2.01	Jul-17-2025	-	-	-	-
Stephen Hodgson PLP Senior VP Engineering & Project Director	2015	90,000	0.50	Feb-11-2021 [2]	-	-	-	-
	2016	125,000	0.49	Jul-11-2021	-	-	-	-
	2017	240,000	1.75	Jul-27-2022	-	-	-	-
	2018	250,000	0.76	Aug-09-2023	-	-	-	-
	2019	102,000	0.99	Sep-27-2024	-	-	-	-
	2020	102,000	2.01	Jul-17-2025	-	-	-	-

Notes:

1. The value is calculated as the difference between the TSX closing price of $0.41 per common share at December 31, 2020 and the exercise price of options.  As at December 31, 2020, none of the options listed were-in-the money.

2. The original expiry date of October 20, 2020, was extended to February 11, 2021 pursuant to certain provisions of the Option Plan.

During the most recently completed financial year, the Company granted options as follows:

  6,405,000 options on July 17, 2020, with an exercise price of $2.01 per Common Share with a five-year term to directors, officers, employees and consultants of the Company and to employees of the Pebble Partnership.  The options vest in two equal tranches: one-half vested on date of grant and one-half vest on July 17, 2021.  Of the options granted, an aggregate of 3,627,000 options were awarded to directors and officers of the Company.
  75,000 options on July 31, 2020, with an exercise price of $2.34 per Common Share with a three-year term to consultants of the Company.  The options vested one-third on date of grant, one-third on September 30, 2020, and one-third on December 31, 2020.
  303,000 options on August 31, 2020, with an exercise price of $2.01 per Common Share with a five-year term to an officer and employee of the Pebble Partnership and Northern Dynasty.  The options vest in two equal tranches: one-half vested on date of grant and one-half vest on August 31, 2021.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2020, for each NEO

Name	Option-based awards - Value vested during the year ($) [1]	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ronald Thiessen, President and CEO	366,000	-	-
Mark Peters, CFO	183,000	-	-
Thomas C. Collier, Former PLP CEO	31,110	-	-
Peter Robertson, PLP Senior VP Corp. Affairs	31,110	-	-
Stephen Hodgson, Senior VP Engineering & Project Director	31,110	-	-

Note:

1. Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2020 vesting date, which was determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.

Pension Plan Benefits

Except as outlined herein, the Company has no pension or deferred compensation plans for its NEOs, directors, officers or employees.

The Pebble Partnership, a subsidiary of the Company, has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar-for-dollar Company match up to 6% of their pay, subject to IRS limitations.

Termination and Change of Control Benefits

Other than the employment agreements that our wholly-owned subsidiary, Pebble Services Inc. ("PSI"), had with Mr. Collier and currently has with Mr. Robertson, there is no written employment contract between the Company and the remaining NEOs.  Messrs. Thiessen and Peters have agreements with HDSI and are seconded to the Company.  Mr. Hodgson was seconded to the Company on a full- time basis based in Anchorage, Alaska, through a written employment contract with a wholly-owned US subsidiary of HDSI.  Each of Messrs. Thiessen and Hodgson have change of control agreements with the Company

There are no compensatory plan(s) or arrangement(s), with respect to any NEO, other than discussed below, resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any NEO's responsibilities following a change in control.

Under Mr. Collier's former employment agreement, in the event of termination without cause by the Company or termination by Mr. Collier for good reason (as defined in the agreement) including a material breach of the agreement by PSI, constructive dismissal by PSI or termination by the employee following the six month period after a change of control if the change of control results in the Company no longer owning any interest in the Pebble Project, Mr. Collier is entitled to receive an amount equal to two years annual base salary.

With respect to the payment of the Bonus (see Bonus Compensation discussed under Incentive Plan Awards), in the event that there is a positive final ROD:

  within 12 months after the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 100% of the Bonus;
  after 12 months but within 24 months from the date of termination without cause or termination for good reason Mr. Collier will be eligible to receive 75% of the Bonus;
  after 24 months but within 36 months of the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 50% of the Bonus; and
  36 months or more after the date of termination without cause or termination for good reason, no Bonus will be payable to Mr. Collier.

Under Mr. Collier's former employment agreement, in the event Mr. Collier's employment with PSI was terminated pursuant to a change of control, then if Mr. Collier's employment was terminated by PSI without cause or by Mr. Collier for good reason within six months following a change in control, PSI would pay Mr. Collier all compensation set forth above including payment of the Bonus.  In addition, each granted and outstanding option to purchase Common Shares then held by Mr. Collier would immediately vest and become exercisable in full in accordance with terms of the Option Plan.

For the purposes of Mr. Collier's former employment agreement, a change of control means a sale of a partnership interest in PLP or a merger, a consolidation, a reorganization or an arrangement that results in a transfer of more than 50% of the total voting power in PLP to a person or a group of persons different from that or those holding such voting power immediately prior to such transaction, other than (i) to a person that already directly or indirectly controls PLP or (ii) the admittance of another limited partner other than the Northern Dynasty partners.

On termination of his employment Mr. Collier was paid:  (i) his outstanding unpaid salary (3 days) of US$9,044.54, (ii) his unpaid vacation pay (48.4 days) of US$133,182.50; and (iii) his outstanding 2019 bonus payment of US$516,718.43.  These numbers are reflected in the Summary Compensation Table above.

Mr. Robertson's employment agreement with PSI states that in the event that Mr. Robertson's employment with PSI is terminated due to the following conditions:

  a change of control of the Company;
  the position is no longer required by the Company;
  the Company makes a determination not to proceed with the project;

then PSI will provide Mr. Robertson with six months' prior notice of the termination of his employment agreement or six months' salary in lieu of notice, or a combination of the two.

The above notice/severance provisions for Mr. Robertson do not apply if he accepts employment from one of PLP's partner companies on terms and conditions no less favorable overall than the terms and conditions of his agreement with PSI.

Under the change of control agreements for Messrs. Thiessen and Peters, upon resignation or termination without cause, including constructive dismissal, following a change of control, each of Messrs. Thiessen and Peters would be entitled to receive a payment equal to two times his annual salary payable by the Company as set out in the agreement (in total $920,000 for Mr. Thiessen and $500,000 for Mr. Peters).  Under the change of control agreement for Mr. Hodgson, upon termination without cause, including constructive dismissal, following a change of control, Mr. Hodgson would be entitled to receive a one-time lump sum payment of $253,000.  In addition to the foregoing, Messrs. Thiessen, Peters and Hodgson would be entitled to receive any amount earned and payable under any Company incentive plan, or if no amount is earned for the year in question, any incentive plan payment made in the previous year, and all stock options held thereby will vest and be exercisable in full until their normal expiry date.

Director Compensation

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board's mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for a NEO, for the Company's most recently completed financial year ended December 31, 2020 was:

Name	Fees earned ($)	Share- based awards ($)	Share option- based awards ($) [3]	Non-equity incentive plan compen- sation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
Desmond Balakrishnan	44,550	-	199,200	-	-	-	243,750
Steven Decker [1]	48,400	-	199,200	-	-	-	247,600
Robert Dickinson 2,	170,000	-	498,000	-	-	-	668,000
Gordon Keep [1]	52,250	-	199,200	-	-	-	251,450
David Laing [1]	52,250	-	199,200	-	-	-	251,450
Christian Milau [1]	57,970	-	199,200	-	-	-	257,170
Ken Pickering [1]	52,250	-	199,200	-	-	-	251,450

Notes:

1. In 2020, each director of the Company was entitled to an annual director's fee comprising of: a) $44,550 Base Fee; b) $9,570 for being the Chair of the Audit and Risk Committee; c) $3,850 for being the Chair of the Compensation Committee or Nominating and Governance Committee; and d) $3,850 for being a member of one of the committees.

2. Fees for Mr. Dickinson are paid through HDSI.  The fee amounts shown are the amounts paid to HDSI for Mr. Dickinson based on the estimated time spent on the Company's activities.

3. The options were granted in July 2020 pursuant to the Corporation's share option plan.  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 94.01%, expected dividend yield of 0%, and risk-free interest rate of 0.35%.  The Black-Scholes grant date fair value for these awards was $1.66 per option which was 83% of the option exercise price.

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Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding pursuant to the Option Plan and all outstanding share-based awards pursuant to the DSU Plan and the RSU Plan as at December 31, 2020, of each director, excluding a director who is already set out in disclosure for an NEO above:

		Option-based Awards				Share-based Awards
Name	Year of grant	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options ($) [1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) [1]	Market or payout value of vested share based awards not paid out or distrib- uted ($) [3]
Desmond Balakrishnan	2016	300,000	0.49	Jul-11-2021	-	84,014	-	34,446
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
	2020	120,000	2.01	Jul-17-2025
Steven Decker	2016	300,000	0.49	Jul-11-2021	-	74,830	-	30,680
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
	2020	120,000	2.01	Jul-17-2025	-	-	-
Robert Dickinson	2015	450,000 [4]	0.50	Feb-11-2021 [4]	-	-	-
	2016	450,000 [3]	0.49	Jul-11-2021	-	-	-	-
	2017	204,000	1.75	Jul-27-2022	-	-	-	-
	2018	200,000	0.76	Aug-09-2023	-	-	-	-
	2019	300,000	0.99	Sep-27-2024	-	-	-	-
	2020	300,000	2.01	Jul-17-2025	-	-	-
Gordon Keep	2015	9,400 [2]	0.37	Mar-10-2021	376	-	-	-
	2015	37,600 [2]	0.37	Dec-15-2021	1,504	-	-	-
	2015	37,600 [2]	0.40	Dec-12-2022	376	-	-	-
	2015	37,600 [2]	0.29	Dec-8-2024	4,512	-	-	-
	2016	300,000	0.49	Jul-11-2021	-	85,884	-	35,212
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
	2020	120,000	2.01	Jul-17-2025	-	-	-
David Laing	2016	300,000	0.49	Jul-11-2021	-	57,738	-	23,673
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
	2020	120,000	2.01	Jul-17-2025
Christian Milau	2016	300,000	0.49	Jul-11-2021	-	63,486	-	26,029
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
	2020	120,000	2.01	Jul-17-2025	-	-	-	-
Ken Pickering	2015	80,000	0.50	Oct-20-2020	-	-	-	-
	2016	300,000	0.49	Jul-11-2021	-	92,177	-	37,793
	2017	201,000	1.75	Jul-27-2022	-	-	-	-
	2018	100,000	0.76	Aug-09-2023	-	-	-	-
	2019	120,000	0.99	Sep-27-2024	-	-	-	-
	2020	120,000	2.01	Jul-17-2025	-	-	-	-

Notes:

1. For options, the value is the difference between the TSX closing price of $0.41 per Common Share at December 31, 2020 and the exercise price of the options.

2. On completion of the acquisition of Cannon Point Resources Ltd. ("Cannon Point") in October 2015, Mr. Keep's Cannon Point options were exchanged for Options of the Company.

3. For DSUs, the value has been calculated based on the number of Common Shares underlying such awards multiplied by the TSX closing price of $0.41 per Common Share.

4. The original expiry date of October 20, 2020, was extended to February 11, 2021 pursuant to certain provisions of the Option Plan.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all awards pursuant to incentive plans (value vested or earned) during the year ended December 31, 2020, for each director, excluding a director who is already set out in disclosure for an NEO above:

Name	Option-based awards - Value vested during the year [1] ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Desmond Balakrishnan	36,600	-	-
Steven Decker	36,600	-	-
Robert Dickinson	91,500	-	-
Gordon Keep	36,600	-	-
David Laing	36,600	-	-
Christian Milau	36,600	-	-
Ken Pickering	36,600	-	-

Note:

1. Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the Common Shares subject to the share option at date of vesting and the exercise price of the share option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure below concerning all of the Company's Share Compensation Arrangements, as presently in effect and prior to the proposed amendments, being:

1. the rolling Share Option Plan (the "Option Plan") a rolling 10% maximum option plan, which Option Plan, and the related Common Share allocations pursuant to the Option Plan, were last approved and ratified by shareholders on December 17, 2020 for a three-year period;

2. the Restricted Share Unit Plan ("RSU Plan") with a rolling 2% maximum of Restricted Share Units ("RSUs") available pursuant to the RSU Plan, subject to the 10% rolling maximum under all Share Compensation Arrangements of the Company, which was last approved by the shareholders on June 28, 2018; and

3. The Non-Employee Directors Deferred Share Unit Plan ("DSU Plan") with a rolling 2% maximum of Deferred Share Units ("DSUs") available pursuant to the DSU Plan, subject to the 10% rolling maximum under all Share Compensation Arrangements of the Company, which was also last approved by the shareholders on June 28, 2018;

(together, the "Plans").

At the Meeting the Company will present ordinary resolutions to ratify and approve:

i. the Option Plan, as amended May 19, 2021 to be a rolling 8% maximum Option Plan;

ii. the 2021 RSU Plan, as amended May 19, 2021 to be a rolling 1% maximum RSU Plan; and

iii. the 2021 DSU Plan, as amended May 19, 2021 to be a rolling 1% maximum DSU Plan;

for continuation for three more years until June 30, 2024, see related disclosure under Particulars of Matters to be Acted Upon.

Share Option Plan

Pursuant to the current Option Plan, Options may be granted to purchase Common Shares, up to an aggregate maximum of 10% of the outstanding Common Shares, including all Share Compensation Arrangements of the Company, see Equity Compensation Plan Information below. An amendment will be made to the Option Plan, if approved, to reduce the aggregate maximum Common Shares available for reserve pursuant to all Share Compensation Arrangements to 8% of the outstanding Common Shares.  As outstanding Options are exercised, additional Options may be granted to replace the exercised Options.  In addition, as the number of issued and outstanding Common Shares increases, the number of Options available for grant to eligible optionees also increases. As at the date hereof, there are Options outstanding to purchase an aggregate of 25,544,100 Common Shares representing approximately 5.0% of the outstanding Common Shares.

Deferred Share Unit Plan and Restricted Share Unit Plan

Both the DSU Plan and the RSU Plan were initially approved by the Shareholders in July 2015, and both plans were last approved by the Shareholders for continuation on June 28, 2018.  Consequently, the DSU Plan and the RSU Plan are due for renewal.  At the Meeting the Company will seek Shareholder approval to continue both the DSU Plan and the RSU Plan for a further three years to June 30, 2024.

The material terms of the DSU Plan and the RSU Plan are set out below under Particulars of Matters to be Acted Upon.

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Equity Compensation Plan Information

The table below sets out equity compensation plan information as at December 31, 2020 financial year end.

	Number of shares to be issued upon exercise of outstanding share options, warrants and rights [1]	Weighted-average exercise price of outstanding share options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Share Option Plan [2] [3]	28,693,000	$1.19	21,753,534
Deferred Share Unit Plan 2 3	458,129	N/A	N/A
Restricted Share Unit Plan [2] [3]	N/A	N/A	N/A
Total [2]	29,151,129	$1.19	21,753,534

Notes:

1. Determined based on the 10% aggregate maximum Common Shares allowable pursuant to all share compensation arrangements, which at the fiscal year end was 509,046,631 Common Shares.

2. Total outstanding grants was 5.7% of issued Common Shares at December 31, 2020, consisting of 28,693,000 options (5.6%) and 458,129 DSUs (0.1%).  There were no issued and outstanding RSUs.

3. The number of available securities has been determined based on the maximum number of eligible Common Shares permitted to be issued under the Share Option Plan, the DSU Plan and the RSU Plan being, in the aggregate 10% of the outstanding Common Shares as at December 31, 2020, and assuming no further DSUs or RSUs will be issued. Notwithstanding the foregoing, to the extent that any DSUs or RSUs are issued the aggregate number of these DSUs and RSUs will be deducted from and reduce accordingly the number of available securities disclosed.  The maximum number of DSUs outstanding from time to time may not exceed 2% of the number of outstanding Common Shares and the maximum number of RSUs outstanding from time to time may not exceed 2% of the outstanding Common Shares. Therefore potentially there are 21,753,534 of combined Options, DSUs and RSUs that could be issued as of December 31, 2020, with the number of DSUs being limited to 559,964 (1.10% of outstanding Common Shares) and the number of RSUs being limited to 1,018,093 (2.00% of outstanding Common Shares) that may be issued under those plans.

The following table for each equity compensation plan:

	For the fiscal year ended December 31
	2020	2019	2018
The Option Plan	1.43%	1.84%	1.80%
The DSU Plan	N/A	N/A	N/A
The RSU Plan	N/A	N/A	0.4%

Note:

1. The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval, which are described in detail above, namely the election of directors and appointment of the auditors for the ensuing year, the Company will also seek Shareholder approval of ordinary resolutions to ratify and approve:  the Company's Share Option Plan; the Non-Employee Directors Deferred Share Unit ("DSU") Plan and the Restricted Share Unit ("RSU") Plan, each as amended May 19, 2021, for continuation. The purpose of the Option Plan, the DSU Plan and the RSU Plan (together, the "Plans") is to provide non-executive directors, employees, management and other service providers (the "Eligible Persons") with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company's Shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash-based compensation.

Share Option Plan

Pursuant to the 2021 Option Plan, as amended, Options may be granted to purchase Common Shares, up to an aggregate maximum of 8% of the outstanding Common Shares, including all Share Compensation Arrangements of the Company.  See Equity Compensation Plan Information above.  As outstanding Options are exercised, additional Options may be granted to replace the exercised Options.  In addition, as the number of issued and outstanding Common Shares increases, the number of Options available for grant to eligible optionees also increases. As at the date hereof, there are Options outstanding to purchase an aggregate of 25,564,100 Common Shares representing approximately 5.0% of the outstanding Common Shares.

Material Terms

The following is a summary of the material terms of the Option Plan:

(a) Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b) Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c) All options granted under the Option Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d) Vesting of options is determined by the Board and subject to the following:

  where an Optionee has left the Company's employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Option Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same unless the Board otherwise resolves;

  in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

  in the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

  in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions are deemed to have immediately vested upon the occurrence of the change of control; and

  in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision are deemed to have vested on the date of Meeting upon which the director is not re-elected;

(e) All share options granted under the Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company's policies or applicable securities legislation, and subject to:

(i) the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii) remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

(f) A "blackout period" is any period of time during which a participant in the Option Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading by an authorized Officer or Director pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs. The term of an option will expire on its Expiry Date as defined in the Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(g) The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company's shares on the TSX for the five trading days preceding the date of the grant.

(h) The number of Common Shares that may be issuable to directors who are independent directors of the Company, when combined with all of the Company's other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company's outstanding Common Shares.

(i) Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(ii) make amendments which are of a typographical, grammatical or clerical nature;

(iii) change the vesting provisions of an option granted under the Option Plan;

(iv) change the termination provision of an option granted under the Option Plan, if it does not entail an extension beyond the original expiry date of such option;

(v) add a cashless exercise feature payable in cash or Common Shares;

(vi) make amendments necessary as a result in changes in securities laws applicable to the Company; and

(vii) make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX.

(j) The Option Plan has the following additional restrictions:

(i) Common Shares to be issued to Insiders under the current Option Plan, when combined with all of the Company's other share compensation arrangements, may not exceed 8%, being a reduction of the current 10%, of the outstanding Common Shares in any 12 month period;

(ii) the number of Common Shares issuable to Insiders as a group under the Plan, when combined with Common Shares issuable to Insiders under all the Company's other security based compensation plans, may not exceed 8% of the Company's issued Common Shares;

(iii) Common Shares being issuable to independent directors under the Plan, when combined with all of the Company's other share compensation arrangements, may not exceed 1% of the outstanding Common Shares of the Company from time to time, and may not exceed for each individual, a value of $100,000 in any 12 month period; and

(iv) a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Disinterested Shareholder approval shall be required in respect of:

a. any amendment which reduces the Exercise Price of an Option;

b. any amendment to extend the term of an option granted;

c. amendments to increase any of the limits on the number of Options that may be granted;

d. any amendment that may permit an increase to the proposed limit on independent director participation;

e. any amendment relating to the transferability or assignability of an Option;

f. any amendment to section 2.9 - "Terms or Amendments Requiring Disinterested Shareholder Approval" of the Plan; and

g. any amendments required to be approved by shareholders under applicable law.

The Option Plan provides for the grant of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code.  Subject to adjustment for general changes to the Common Shares, the total number of Common Shares which may be issued pursuant to such Incentive Stock Options is limited to 5,000,000 Common Shares.

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive Share Options under the Option Plan, and who is not an Associate of an Insider. An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

2021 Amendments to Share Option Plan

The Board approved material amendments to the Share Option Plan on May 19, 2021 (as amended, the "2021 Option Plan") as follows:

1. The current date of the 2021 Option Plan is amended to be May 19, 2021;

2. Section 1.2 of the 2021 Option Plan is amended to reduce the aggregate maximum number of Common Shares available for reserve under the 2021 Option Plan from 10% to 8% of the Outstanding Shares;

3. Section 2.2 is amended to state the maximum aggregate number of Plan Shares that may be reserved for issuance under the 2021 Option Plan at any point in time is now reduced from 10% to 8% of the Outstanding Shares; and

4. Section 2.9 (a) and (b) are revised to state that the maximum number of Plan Shares issued to Insiders pursuant to the 2021 Option Plan (a) within a 12-month period, and (b) at any time, may not exceed 8% of the issued Common Shares.

The 8% maximum number of Outstanding Shares is inclusive of any Common Shares that may be granted under all of the Company's share compensation arrangements, including the RSU Plan and the DSU Plan.

Authorization Required for Continuation of Option Plan Every Three Years

Under TSX rules, TSX listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have the continuation of the stock option plan approved at every third annual general meeting of the shareholders of the listed company. All previously allocated options granted under such stock option plan will continue unaffected by approval or disapproval of the resolution.  Accordingly the Company will present the Continuation Resolution, as set out below, to seek Shareholder approval to continue the 2021 Option Plan until June 30, 2024.

If the Shareholders fail to approve the Continuation Resolution the Company will no longer be in a position to grant further Options.  Any previously granted Options which, upon exercise, would normally be returned to the base count of Common Shares available for Option would no longer be available for reissuance; and if any previously granted Options are cancelled or expire prior to exercise, would, similarly, not be available for reissuance.

Shareholder Approval of Continuation Resolution

To be effective, the Continuation Resolution ratifying and approving the 2021 Option Plan for continuation must be approved by not less than a simple majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting (an "ordinary resolution"). Unless otherwise indicated, the persons designated as proxyholders in the form of Proxy included with the notice package mailed for the Meeting, will vote the Common Shares represented by such Proxy, properly executed, for the Continuation Resolution. The text of the Continuation Resolution to be submitted to Shareholders for approval at the Meeting is set forth below:

"Be it RESOLVED as an ordinary resolution that:

(a) the Company's incentive share option plan (the "2021 Option Plan") as amended by the Board and more particularly described in the Company's Information Circular prepared for the Company's Annual General Meeting held June 30, 2021, and filed at www.sedar.com, be and is hereby ratified, confirmed and approved for continuation;

(b) subject to the reduction to the maximum number of Options that may be granted, the currently available and unallocated options issuable pursuant to the 2021 Option Plan are hereby reauthorized; and

(c) the Company be and is hereby authorized to grant Options under the 2021 Option Plan until June 30, 2024."

Recommendation

The Board unanimously recommends the Shareholders approve the Continuation Resolution as incentive options are an important element of corporate compensation and, should the Company be unable to grant them, the Company would then be at a severe competitive disadvantage in attracting and retaining talented management and employee personnel.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Company adopted the DSU Plan and the RSU Plan, and the Shareholders approved the Plans in July 2015.  These Plans were last approved by the Shareholders for continuation on June 28, 2018.  Consequently, both the DSU Plan and the RSU Plan are due for renewal.  Pursuant to TSX rules, the Company is again seeking to continue the Plans, as amended as, respectively, the 2021 Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan"), and the 2021 Restricted Share Unit Plan (the "RSU Plan"). Copies of the Plans, as updated, will be filed together with the annual general meeting proxy materials under the Company's SEDAR profile at www.sedar.com and copies will be available for inspection and placed before the Shareholders for approval at the Meeting.  Following the Meeting and subject to Shareholder and TSX approvals of the DSU Plan and the RSU Plan, along with the Company's 2021 Share Option Plan  (together the "Plans") will together comprise all of the Company's Share Compensation Arrangements. Pursuant to TSX rules, the maximum aggregate number of Common Shares available for reserve at any one time under all Share Compensation Arrangements is 10% of the issued and outstanding Common Shares of the Company. Pursuant to the 2021 Plans, with the amendments proposed, the maximum aggregate number of Common Shares available for reserve at any one time under all Share Compensation Arrangements will equal 8% of the issued and outstanding Common Shares.

Deferred Share Unit Plan

Summary of the DSU Plan

A summary of the DSU Plan, as amended, is set out below and a complete copy is available under the Company's SEDAR profile at www.sedar.com along with this Information Circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the "Annual Base Compensation") in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a "DSU Account") when such Annual Base Compensation is payable. The director's DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the "Termination Date") and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant's "separation from service" as defined under Internal Revenue Code Section 409A. Redemptions of DSUs under the DSU Plan may be in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), may be purchased by the Company on the open market for delivery to the former non-employee director, may be settled in cash or any combination of the foregoing.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted in accordance with the DSU Plan, provided that the aggregate number of DSUs outstanding pursuant to the DSU Plan shall not exceed 1%, being a reduction of the current maximum of 2%, of the issued and outstanding Common Shares, from time to time.  The maximum number of Common Shares issuable pursuant to all of the Company's Security Based Compensation Arrangements (including all of the Option, DSU and RSU Plans) will not at any time exceed 8%, being a reduction of the current maximum of 10%, of the issued and outstanding Common Shares, from time to time.

The DSU Plan provides that the maximum number of Common Shares issuable to Insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to all other Security Based Compensation Arrangements of the Company, will not exceed 8%, being a reduction of the current 10% maximum, of the total number of outstanding Common Shares, within any 12 month period.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

In the event of Shareholder approval of the DSU Plan the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a "clerical" or "housekeeping" nature;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c) amendments to the termination provisions of the DSU Plan;

(d) amendments necessary or advisable because of any change in applicable laws;

(e) amendments to the transferability of DSUs;

(f) amendments relating to the administration of the DSU Plan; or

(g) any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h) no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(i) shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i. to increase the maximum number of Common Shares which may be issued under the DSU Plan;

ii. to the amendment provisions of the DSU Plan; or

iii. to expand the definition of "Participant".

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director's DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director's basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director's hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director's DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

2021 Amendments to DSU Plan

The Board approved material amendments to the DSU Plan on May 19, 2021 (as amended, the "2021 DSU Plan"), as follows:

1. The title of the 2021 DSU Plan is amended to be 2021 Non-Employee Directors Deferred Share Unit Plan;

2. Section 6.1 is amended to state that the number of DSUs outstanding pursuant to the 2021 DSU Plan, from time to time shall not exceed 1.0%, being a reduction from 2.0%, of outstanding Common Shares; and that the aggregate maximum Shares issuable pursuant to all Security Based Compensation Arrangements is 8%, being a reduction from 10%, of outstanding Common Shares.

3. Section 6.2 is amended to state that the maximum number of Shares issued to Insiders pursuant to all Security Based Compensation Arrangements shall not exceed 8%, being a reduction from 10%, of the outstanding Common Shares.

4. Section 8.16 states the effective date of the 2021 DSU Plan is June 30, 2021.

DSU Plan Resolution

The TSX has conditionally approved the 2021 DSU Plan, subject to approval of the Shareholders.

Based on the foregoing, Shareholders are asked to consider and, if thought advisable, to pass the following ordinary resolution approving the 2021 DSU Plan (the "DSU Plan Resolution"), with or without variation:

"BE IT RESOLVED, as an ordinary resolution, that:

1. the 2021 Non-Employee Directors Deferred Share Unit Plan (the "2021 DSU Plan") allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 1.0% of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed on SEDAR at www.sedar.com, be and is hereby approved; and

2. subject to the reduction to the maximum number of available DSUs, all currently available and unallocated Deferred Share Units ("DSUs") issuable pursuant to the 2021 DSU Plan be and are hereby approved and authorized for grant until June 30, 2024."

The Board unanimously recommends that Shareholders vote FOR the DSU Plan Resolution set out above. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution, including for the Common Shares to be taken from treasury and set aside for issuance under the 2021 DSU Plan. Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve and pass the DSU Plan Resolution.

If the Shareholders fail to approve the DSU Plan Resolution the Company will no longer be in a position to grant further DSUs.  Any previously granted DSUs which, upon conversion, would normally be returned to the base count of Common Shares available for award of DSUs would no longer be available for reissuance; and if any previously granted DSUs are cancelled or expire prior to conversion, would, similarly, not be available for reissuance.

Restricted Share Unit Plan

Summary of the RSU Plan

A summary of the RSU Plan, as amended, is set out below and a complete copy of the RSU Plan is available for viewing under the Company's SEDAR profile at www.sedar.com along with this Information Circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the RSU Plan.

Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board. Employees, executive officers or executive directors and eligible consultants of the Company and its designated subsidiaries ("Participants") are eligible to participate in the RSU Plan. Non-executive directors may not be Participants under the RSU Plan. RSUs awarded to Participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the Participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The "vesting" (i.e. fulfillment of conditions required for absolute entitlement) of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the Participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the Shareholder approval being obtained at the Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the Participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetical average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall generally be before the third anniversary of the date of the grant. The expiry date of RSUs will be determined by the Committee at the time of grant. However, unless otherwise determined on the Grant Date, the expiry date shall be within the maximum term for all RSUs of three years.  All RSUs for which vesting cannot be satisfied due to a departure from the Company, would be available for future grants.

Maximum Number of Common Shares Issuable

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 1.0%, being a reduction to the current maximum of 2.0%, of the number of issued and outstanding Common Shares from time to time. The aggregate maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including Option, DSU and RSU Plans), at any time, shall not exceed 8%, being a reduction of the current maximum of 10%, of the total number of outstanding Common Shares from time to time.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not, at any time, exceed 8%, being a reduction of the current maximum of 10%, of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Common Shares issued to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to all of the Company's other Security Based Compensation Arrangements, shall not exceed 8%, being a reduction of the current maximum of 10%, of the issued Common Shares within any 12 month period.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a Participant's termination date shall terminate and be forfeited. If a Participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company's discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such Participant's RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to certain family members and private affiliate companies of the Participants.

Amendments to the RSU Plan

In the event of receipt of Shareholders' approval for the RSU Plan the Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c) to change the vesting provisions of RSUs;

(d) to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e) to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f) any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g) no such amendment of the RSU Plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant(s) under the RSU Plan; and

(h) shareholder approval shall be obtained in accordance with TSX requirements for any amendment that results in:

i. an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

ii. an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

iii. other types of compensation through Common Share issuance;

iv. expansion of the rights of a Participant to assign RSUs beyond what is currently permitted in the RSU Plan;

v. the addition of new categories of Participants, other than as already contemplated in the RSU Plan; or

vi. any amendments to the amending s. 12 of the RSU Plan that will increase the Company's ability to amend the Plan without shareholder approval.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to RSUs awarded under the RSU Plan. The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the Participant at the time of grant. When RSUs are paid out, the Participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Participant's basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Participant recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Participant's hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

2021 Amendments to RSU Plan

The Board approved material amendments to the RSU Plan on May 19, 2021 (as amended, the "2021 RSU Plan"), as follows:

1. The title of the 2021 RSU Plan is amended to be 2021 Restricted Share Unit Plan;

2. Section 11.1 is amended to state that the number of RSUs outstanding pursuant to the 2021 RSU Plan, from time to time shall not exceed 1.0%, being a reduction from 2.0%, of outstanding Common Shares; and that the aggregate maximum Shares issuable pursuant to all Security Based Compensation Arrangements is 8%, being a reduction from 10%, of outstanding Common Shares.

3. Section 11.2 is amended to state that the maximum number of Shares issued to Insiders as a group pursuant to all of the Company's Security Based Compensation Arrangements shall not exceed 8%, being a reduction from 10%, of the issued Common Shares within any 12 month period.

4. The effective date of the 2021 RSU Plan is amended to be June 30, 2021.

RSU Plan Resolution

The TSX has conditionally approved the 2021 RSU Plan, subject to approval of the Shareholders.

Based on the foregoing, Shareholders are asked to consider and, if thought advisable, to pass the following ordinary resolution approving the 2021 RSU Plan, with or without variation:

"BE IT RESOLVED, as an ordinary resolution, that:

1. the 2021 Restricted Share Unit Plan (the "2021 RSU Plan") allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 1.0%  of the Common Shares of the Company issued and outstanding from time to time, a copy of which is filed under the Company's SEDAR profile at www.sedar.com, be and is hereby approved; and

2. subject to the reduction to the number of available Restricted Share Units ("RSUs"), all currently available and unallocated RSUs issuable pursuant to the 2021 RSU Plan be and are hereby approved and authorized for grant until June 30, 2024."

The Board unanimously recommends that Shareholders vote FOR the RSU Plan Resolution set out above. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the RSU Plan Resolution, including for the Common Shares to be taken from treasury and set aside for issuance under the 2021 RSU Plan. Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve and pass the RSU Plan Resolution.

If the Shareholders fail to approve the RSU Plan Resolution the Company will no longer be in a position to grant further RSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2020, nor have they had any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDSI is a company which is privately owned by persons of whom some are directors of the Company, being Messrs. Dickinson and Thiessen.

The Company has a management services agreement with HDSI dated July 2, 2010 (the "Agreement") pursuant to which HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates.  During the year ended December 31, 2020, the Company paid HDSI approximately $5.6 million (2019 - $4.9 million) for services rendered by HDSI and reimbursed HDSI approximately $0.6 million (2019 - $0.9 million) for third party costs incurred on the Company's behalf.

Details with respect to fees paid by the Company to HDSI for fiscal years ended December 31, 2020 and 2019 expressed in thousands, is set forth below:

Transactions	2020	2019
Services rendered by HDSI:
Technical
Engineering	$904	$1,018
Environmental	245	459
Socioeconomic	486	429
Other technical services	307	154
	1,942	2,060
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	3,011	2,292
Shareholder communication	614	594
	3,625	2,886
Total for services rendered	5,567	4,946
Reimbursement of third party expenses
Conferences and travel	119	393
Insurance	53	50
Office supplies and information technology	418	431
Total reimbursed	590	874
Total	$6,157	$5,820

Certain members of the Company's senior management are employed directly by HDSI rather than by Northern Dynasty.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, Report of Independent Accounting Firm, and related Management Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com.  Copies of the Company's most recent interim financial statements and related management discussion and analysis, and additional information, may also be obtained from SEDAR and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, May 19, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen Ronald Thiessen President and Chief Executive Officer

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416-304-0211

Email: assistance@laurelhill.com